June 13, 2008
Mr. Kevin L. Vaughn
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
RE: Waters Corporation
Form 10-K for the Year Ended December 31, 2007
File No. 001-14010
Dear Mr. Vaughn:
On behalf of Waters Corporation (“Waters” or the “Company”), we have set forth below responses to the comments provided to me by the staff of the Commission (the “Staff”) in your letter dated May 29, 2008 (the “Letter”). The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.
The Company’s responses are as follows:
Form 10-K for the Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 17

1. Question	Contractual Obligations and Commercial Commitments, page 27

We do not see where you have included scheduled maturities of $365 million of your $865 million total outstanding debt as of December 31, 2007. We further note that all of debt matures on January 11, 2012. Please revise future filings to include all of your outstanding debt in this contractual obligation table or otherwise tell us why you believe it is appropriate to exclude a portion of the outstanding debt. Refer to Item 303(A)(5) of Regulation S-K.

Response	The Company’s response is as follows:

The Company respectfully acknowledges the Staff’s comment and will, in future filings, revise its disclosure to include the short-term portion of its outstanding debt in the contractual obligations and commercial commitments table. Please see the response to Question 3 below for additional related information.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
June 13, 2008

Item 8. Financial Statements and Supplementary Data, page 36

2. Question	Consolidated Statements of Cash Flows, Page 40

We note your presentation of excess tax benefits as a cash flow from financing activity. We also note your disclosures on pages 58 and 63 regarding your treatment of the excess tax benefits. In addition to your presentation of this item as a financing cash inflow in accordance with paragraph 19(e) of SFAS 95, also tell us how you have considered the guidance in paragraph 23(e) of SFAS 95 in your statement of cash flows presentation.

Response	The Company’s response is as follows:

The Company’s response assumes that the Staff’s reference is to paragraph 23(c) of SFAS 95 as opposed to paragraph 23(e) of SFAS 95.

The Company respectfully acknowledges the Staff’s comment. In accordance with SFAS 95 paragraph 19(e) the Company has classified the portion of the excess tax benefit that has not been recognized in the cost of goods or services for financial reporting purposes as a financing cash inflow in the statement of cash flows.

In addition, in accordance with SFAS 95 paragraph 23(c), the corresponding reduction is in the cash flow from operating activities for the amount of cash that would have been paid for income taxes if the increases in the value of the equity instruments issued under share-based payment arrangements were not recognized in the cost of goods or services for financial reporting purposes and also were not deductible in determining taxable income. The corresponding reduction in the cash flow from operating activities is recorded in the change in accounts payable and other current liabilities line item.

3. Question	Note 8. Debt, page 55

We note that each of your term loan, European revolving facility and U.S. revolving facility mature on January 11, 2012 and require no scheduled prepayments before that date. We also note that you have classified $365 million of the total $865 million outstanding as of December 31, 2007 as a short-term liability. Please explain to us why this considered a short-term liability.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
June 13, 2008

Response	The Company’s response is as follows:

The Company respectfully acknowledges the Staff’s comment and will, in future filings, revise its disclosure to explain why the Company has classified the revolving line of credit portion of its credit facility in the consolidated balance sheet as a short-term liability. The Company utilizes the revolving line of credit to fund its working capital needs and it is the Company’s intention to pay the outstanding revolving line of credit balance during the subsequent twelve months following the respective period end date. Therefore, management believes that classifying this portion of its credit facility as a short-term liability is appropriate.
Pursuant to the request of the Staff contained on the second page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.
Should the staff have any further comments or questions, kindly contact me at 508-482-3522.
Very truly yours,

/s/ John Ornell John Ornell
Vice President, Finance and Administration and Chief Financial Officer